EXHIBIT 99.3

OFFICER’S CERTIFICATE

TO:
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers
Registrar of Securities, Prince Edward Island
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Registrar of Securities, Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territory
Registrar of Securities, Government of Nunavut

RE:	Annual Meeting of Shareholders of Student Transportation Inc. (the “Company”) to be held on November 7, 2013 (the “Meeting”)

With reference to National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), the undersigned, Patrick Walker, Chief Financial Officer of the Company, in such capacity and not in his personal capacity, certifies for and on behalf of the Company, intending that the same may be relied upon by you without further inquiry, that:

1.
in accordance with the requirements set out in section 2.20(a) of NI 54-101, arrangements have been made to have the proxy-related materials for the Meeting sent in compliance with NI 54-101 to all beneficial owners at least 21 days before the date fixed for the Meeting;

2.
in accordance with the requirements set out in section 2.20(b) of NI 54-101, arrangements have been made to carry out all of the requirements of NI 54-101 in addition to those described in paragraph 1 above; and

3.	the Company is relying upon section 2.20 of NI 54-101 in connection with the Meeting.

DATED as of the 24th day of September, 2013.

“Patrick Walker”
Patrick Walker Chief Financial Officer